Filed by: RPT Realty
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RPT Realty (Commission File No.: 001-10093)

The below transcript is drawn from the Acquisition of RPT Realty Conference Call held by Kimco Realty Corporation and RPT Realty on August 28, 2023.

C O R P O R A T E   P A R T I C I P A N T S

Dave Bujnicki, Senior Vice-President, Investor Relations and Strategy

Conor Flynn, Chief Executive Officer

Glenn Cohen, Chief Financial Officer

Brian Harper, RPT Chief Executive Officer

P R E S E N T A T I O N

Operator

Greetings. Welcome to the joint conference call to discuss Kimco’s Acquisition of RPT Realty.

At this time all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. (Operator instructions).

Please note this conference is being recorded.

At this time I’ll turn the conference over to David Bujnicki, Senior Vice President of Investor Relations and Strategy. Mr. Bujnicki, you may now begin.

Dave Bujnicki

Good morning and welcome to the joint conference call to discuss Kimco’s acquisition of RPT Realty which was announced earlier today.  Joining me on the call are Kimco CEO Conor Flynn, RPT CEO Brian Harper, and other senior members of the Kimco management team.

As a reminder, statements made during the course of this call may be deemed forward looking, and it's important to note that the Company's actual results could differ materially from those projected in such forward-looking statements due to a variety of risks, uncertainties and other factors. Please refer to each Company's SEC filings that address such factors.

During this call, management may make references to certain non-GAAP financial measures that we believe help investors better understand our respective operating results. Reconciliations of these non-GAAP measures can be found in the Investor Relations area of our respective websites.

Please note that a presentation with additional details and information related to this transaction has also been posted to the Investor Relation’s pages of our respective websites. Further, given this transaction has just been announced, we may not be able to answer all questions at this time. More information about the transaction will be included in the proxy materials that will be filed with the SEC.

With that, I'll turn the call over to Conor.

Conor Flynn

Thanks, Dave, and thanks to everyone for joining our call this morning to discuss another accretive, portfolio enhancing acquisition.  With the unanimous approval of both the Board of Directors of Kimco Realty and the Board of Trustees of RPT Realty, we’re very excited to be acquiring RPT in an all-stock transaction that will drive long-term growth and value creation for our shareholders in a leverage neutral manner.

The assets which overlap in key markets are highly consistent with our strategy of owning and operating first-ring suburban open-air, grocery-anchored and mixed-use shopping centers, both in terms of the strong tenant profiles, and the geographic locations across major sun belt and coastal markets.

Furthermore, our operating platform and balance sheet strength will enable us to unlock future growth and value creation opportunities even beyond the overlapping properties which we will integrate into our portfolio. We will ultimately create an even stronger enterprise by increasing efficiencies of scale, cash flow and long-term earnings growth potential.

Let’s take a closer look at the RPT portfolio being acquired. It comprises 13.3 million square feet of GLA, and encompasses 56 open-air shopping centers, including 43 wholly owned and 13 joint venture assets. There is also a small ownership stake we will pick up in a 49-property net lease portfolio.

As part of our due diligence efforts, we’ve identified a limited group of RPT properties, primarily situated in the Midwest, that do not align with Kimco's strategy and will be sold over time. These properties are attractive in their own right and boast healthy growth profiles, which we believe will enable us to divest them in a manner that maximizes value. Nevertheless, we expect to begin discussions with potential buyers soon.

Now to walk through four specific benefits of this transaction.

First, we’re thrilled at how the RPT acquisition, with its attractive overlapping assets that include multiple trophy properties, will further expand Kimco’s already impressive scale and asset profile in our high growth markets.  These assets have a total ABR from grocery anchored properties near 90%, which is higher than our current 82%, along with a strong NOI growth profile.  These centers will increase Kimco’s scale in our targeted Sun Belt and Coastal markets which benefit from positive demographic and migration trends.

Second, is the earnings accretion and NOI growth opportunities.  As I mentioned, we expect this transaction to be immediately accretive to our key operating financial metrics.  We see initial annualized cost saving synergies of roughly $34 million over the first year after closing.  Longer term, we see even greater potential to expand NOI and cash flow growth, driving further value creation by pushing occupancy higher, capitalizing on mark-to-market opportunities and a large 330-basis-point spread in leases signed but not yet opened that serves as an additional tailwind.  We will also acquire several attractive redevelopment opportunities including residential mixed-use, most notably of which is Mary Brickell Village located in Miami, which will also expand Kimco’s Signature Series portfolio.

Third, this acquisition expands our partnership opportunities.  We see potential for additional investments in grocery-anchored shopping centers and mixed-use assets, building upon RPT’s existing JV relationship with GIC, a leading Sovereign Wealth Fund. We look forward to potentially furthering that relationship.

And fourth, the structure of this acquisition allows Kimco to maintain its strong balance sheet, which provides us the flexibility and resources to capitalize on the embedded value creation opportunities ahead.  In fact, upon closing, we expect the transaction to be leverage neutral.

Before handing it over to Brian and then taking your questions, I’ll walk through the terms of this all-stock transaction, unanimously approved by both Boards.

Under the agreement, RPT shareholders will receive 0.6049 of a newly-issued Kimco share for each RPT share they own, which represents a meaningful premium to RPT’s closing stock price on August 25, 2023.  The purchase price represents a low 8% implied cap rate.  This transaction, which will be subject to customary closing conditions, is expected to close in the beginning of 2024.

Following the close, Kimco and RPT shareholders are expected to own approximately 92% and 8% of the combined Company, respectively. We look forward to a seamless transition, as we’ll be working off the proven integration playbook that saw us through our successful integration of Weingarten just two years ago.

With that, it’s my pleasure to turn it over to Brian Harper for his thoughts around today’s announcement.

Brian Harper

Good morning and thank you Conor. We are excited to announce this strategic combination with Kimco that should unlock additional value for all shareholders. As many of you know, over the past five years, RPT Realty has been on a mission to reshape its business to create a higher quality, higher growth and more durable income stream for investors.

It’s been a very busy five years to say the least. We recycled a large part of our portfolio into Coastal and Sun Belt states, taking Boston from no exposure to now being RPT’s second largest market. We leased almost eight million square feet of space, predominantly to top national tenants, many of which are investment grade and have an extremely deep leasing pipeline. We materially increased our grocer exposure through our acquisitions and leasing efforts. We formed two complementary joint venture platforms with best-in-class partners. Finally, we obtained an investment-grade rating from Fitch.

While we could not be prouder of the success that we’ve had, as we think about the next phase for RPT, joining forces with Kimco made all the sense in the world for the reasons that Conor just mentioned.

Now let’s talk about Kimco. They have a long track record of success, strong operating platform, a BBB plus balance sheet and deep mixed-use development experience that should unlock additional value for RPT shareholders. Additionally, Kimco’s size, scale and liquidity are true competitive advantages, and we are happy to be partnering with this premier S&P 500 company. They share a similar investment mindset and we believe the combination will take our investment platforms to the next level. Our shared passion for operational excellence and cultural alignment should allow for a smooth transition and quick realization of merger synergies.

We and our Board of Trustees believe that the combination of Kimco and RPT is truly greater than the sum of their parts and the stock-for-stock structure of the deal will allow both companies’ shareholders to benefit from the future upside we expect to be created through this transaction.

Before I turn the call back over to Conor, I want to thank each one of the team members at RPT Realty for their dedication, hard work, and passion. Without your tireless efforts, we would not be in a position to announce this agreement. I’ve known Conor and team for several years and I am more than confident that they are the right group to take the combined company to new heights.

I’ll now turn it back over to Conor.

Dave Bujnicki

Thank so much. We’re actually ready to go to the Q&A portion of the call.

Operator

Thank you. We will now be conducting the question-and-answer session. (Operator instructions).

Our first question comes from the line of Michael Goldsmith with UBS. Please proceed with your question.

Michael Goldsmith

Good morning. Thanks a lot for taking my questions. Can we talk a little bit about the background of the deal here? Was this a process initiated by Kimco? Is this an opportunity where RPT kind of put itself up for a bid? I’m just trying to get an understanding of, Conor, how aggressive you and your team are looking for opportunities like this and how much on the front foot you are for looking to grow?

Conor Flynn

Sure. Thanks Michael. We’ve long been a fan of RPT and Brian’s leadership. If you look at their culture, their team and really their strategy, it mimics in a lot of ways Kimco’s culture, people and strategy. They’ve done a phenomenal job transforming their portfolio. If you think back five or six years ago, Kimco went through a very similar transformation and all those data points aligned. Obviously the benefit of having a very strong balance sheet, very strong portfolio allows us to do accretive deals like this.

We’ve been laser focused on harvesting organic growth in the internal portfolio and making sure that we continue to showcase that, but obviously, looking at liquidity we have, the Albertsons investment that we've been able to harvest, and then looking out for external growth opportunities, RPT really checked all the boxes for us. It gives us an accretive deal that allows us to increase our efficiencies of scale, pick up some tremendous potential mixed-use opportunities, really strong leasing opportunities as well. If you just look at their occupancy, that's really some real upside there in terms of where we think we can take it just to the Kimco level.

A lot of significant embedded growth. When you look at their SNO pipeline, their signed but not open pipeline of 330 basis points—that's one of the highest in the sector, so again, we look at this and see it checks all the boxes and are very excited about the combination and looking to see, obviously, what we can do with it going forward.

Michael Goldsmith

Thank you very much. Good luck to everyone involved.

Operator

Our next question is from the line of Samir Khanal with Evercore ISI. Please proceed with your question.

Samir Khanal

Hi. Good morning, everyone. Conor, I didn't see anything on the pricing or the cap rate on the deal. Maybe you can elaborate on that?

Conor Flynn

Sure. It looks to be like a low implied 8% cap rate, so we're obviously enthused with the combination. And again, it gives us, I think, a lot of opportunity to harvest growth from the portfolio. If you think about the growth profile of what it brings to Kimco, that's what's really attractive to us is that it really does shine a light on the growth profile and the supply and demand dynamic that we see existing for high-quality open-air shopping centers today.

They've got a 330 basis point SNO pipeline. Kimco has 300 basis points SNO pipeline. If you look at their occupancy levels, as I said before, we think there's further upside there. When you look at the combination, I think the timing was opportunistic and I think it works for all shareholders going forward.

Samir Khanal

Thank you.

Operator

Our next question is from the line of Floris Van Dijkum with Compass Point. Please proceed with your question.

Floris van Dijkum

Hi. Congrats, guys, on the announcement. Conor, maybe if you could touch on what you plan to do with the existing GIC JV and where you see opportunities going forward? Does that opportunity also exist in parceling out part of your portfolio or is that more looking at other opportunities to grow the net lease and the dryer grocery-anchored portions of those JVs?

Conor Flynn

Yes. Thanks, Floris. We really are excited to partner with GIC going forward. I'm not going to speak for them. Obviously, they are really intrigued with the open-air shopping center sector and have aligned with RPT to put capital to work, specifically in grocery-anchored shopping centers. So, we're looking forward to working with them and expanding the relationship.

On the triple-net side of the business, as you remember, we've had some very big successes on triple net portfolios in Kimco's past. Typically, those are done in opportunistic fashion, where we're able to showcase the value creation of those transactions. Having a platform that has partners involved in the triple net sector really allows us, I think, to scale it further. Now, again, I'm not going to talk to the-- speak for the partners involved in the joint venture, but we're excited about the growth opportunity it brings to Kimco, and we'll have to continue to monitor the opportunity set there.

We do believe there's—we see a lot of deal flow across both the shopping center sector, and as you mentioned, there's triple-net leases in every single shopping center. So as we look out for the growth of the organization, we see it as very complementary to find ways to grow the triple net platform and look for unique opportunities to put transactions into that platform.

In terms of looking internally, I think that really it's more about future opportunities for growth for the triple net platform versus looking at the existing portfolio.

Floris van Dijkum

Thanks Conor.

Operator

Thank you. The next question is from the line of Haendel St. Juste with Mizuho. Please proceed with your questions.

Haendel St. Juste

Hey. Good morning and congratulations. First question, Brian, for you, maybe can you spend a moment or two discussing the rationale here from the RPT side? Why this deal? Why now? The pricing looks a bit light in terms of the cap rate versus where we thought market cap rates were. Can you comment on if there's a go-shop breakup to your color here? Thanks.

Brian Harper

Yes, so a lot of this I'm not going to be able to comment on until the merger proxy filing. But here's what I'll say is we're very proud of the success we've had in reshaping the portfolio and business, and we believe there's just additional value that will be unlocked as a result of this transaction. Kimco's track record of success, operational excellence, scale, cost of capital, and liquidity, as well as its mixed-use development expertise, we think its going to add a lot of additional value to RPT stakeholders.

It's really not a cap rate deal. It's a stock-for-stock transaction, which will benefit from the combination that will accrue to both shareholder bases while delivering an attractive near-term premium and increased trading liquidity to our current shareholders. It's a relative value between our two companies, and absolutely not a reflection of private market values.

Haendel St. Juste

Got it. Got it. A quick follow-up, if I could, just on the point of the value you guys can unlock here. You talked about $34 million of cost synergies, which I believe are primarily G&A related. Can you talk a bit more about the potential NOI synergies beyond that and what type of IRR you can potentially generate on this acquisition? Thanks.

Conor Flynn

Yes, we did release the G&A synergies. Obviously, that's where we want to focus on because we feel like that is something we can crystallize very quickly. There should be revenue synergies to your point. But again, we prefer to just forecast the G&A synergies as we've seen a lot of success with the Weingarten transaction, we feel very comfortable to crystallizing that, and then showcasing really the revenue synergies further down the fairway.

Haendel St. Juste

Got it. Got it. Okay. Thanks.

Operator

The next question is from the line of Nick Joseph with Citi. Please proceed with your question.

Nicholas Joseph

Thanks. Maybe just following up on that last topic. In terms of the accretion, can you talk about the timing? I know you had mentioned of the immediately accretive to FFO, but the timing of the cost synergies that you quoted? Also, is it also accretive year one on an AFFO basis?

Conor Flynn

Sure. It is accretive immediately, which we put in the release. We do believe that the cost synergies, G&A synergies will be achievable over the first year. As you saw with our Weingarten transaction, we were able to execute that relatively quickly, so we feel confident in the ability to integrate seamlessly and effectuate that opportunity. That's really the focus of ours in the integration.

Nicholas Joseph

And on an AFFO basis?

Glenn Cohen

Yes, it's accretive on an AFFO basis as well. Just keep one thing in mind as we go through this, the synergies themselves, obviously, are part of the accretion, but that does get offset by the refinancing of debt. They have debt that we will replace with ours. Their weighted average coupon is around 3.75% on mark-to-market. The replacement of that, that’s probably gonna be in the 6% range. We just need to couple that with the synergies that we'll get.

Dave Bujnicki

And most of the synergies, Nick, (audio interference) are on a cash basis, so they don't factor in the GAAP aspect which you're talking about when it comes to AFFO.

Nicholas Joseph

Thank you.

Operator

(Operator Instructions) Thank you. The next question comes from the line of Dori Kesten with Wells Fargo. Please proceed with your question.

Dori Kesten

Morning. Congratulations. How does the same-store NOI growth outlook compare for the two companies over the medium term?

Conor Flynn

They're very complementary. If you look at, again, the SNO pipeline, I think that's the best way to focus on the same-site NOI growth profile. Clearly, we're in a very strong environment for leasing. If you look at the supply and demand dynamic right now for open-air shopping centers, and really sort of the Bed Bath transaction that you're seeing across the sector, there's very strong pricing power for landlords with good, high-quality real estate, and RPT checks all those boxes. We're seeing that in their SNO pipeline of 330 basis points.

But also, there's a lot of leasing demand behind that, and that's where we get really excited because with the lack of new supply of over a decade in our space, and really the continued momentum of open-air retailers and expanding, we see this as a real opportunity to leverage our platform strength and leverage our leasing expertise to drive significant growth going forward. Really, the SNO pipeline is where I would point to for future same-site NOI growth profiles.

Operator

Our next question is from the line of Wes Golladay with Baird. Please proceed with your question.

Wes Golladay

Hi. Good morning, everyone. I just want to talk about the initial deal accretion. It looks like it's maybe a few percent on an FFO basis, but can you just clarify this is ahead of the merger adjustments. It looks like you may have to mark up the debt, but then also have the benefit of the below-market leases. Do you think those two adjustments will be a net positive or negative?

Glenn Cohen

Well, again, we do expect that the transaction will be accretive. When we get to our ’24 guidance, as this transaction is going to close—it’s expected to close in the beginning part of the year—then we'll be able to comment further on just the total amount of the accretion. But you're right, you'll have the benefit of synergies, and again, that will get offset by the change in the debt, and then we'll have the full mark-to-market on the leases and the accounting adjustments.

Wes Golladay

Thank you.

Operator

The next question comes from the line of Lizzy Doykan with Bank of America. Please proceed with your question.

Lizzy Doykan

Hi. Good morning. I was curious if you could talk more about the planned divestiture of the Midwest portfolio. How do you plan on approaching that over time, kind of what the timeline is for that? Maybe what you expect the indications from certain buyers—what the appetite for those kinds of assets will be like?

Conor Flynn

Sure. Happy to, Lizzy. Again, we're really pleased with RPT's transformation. It mimics almost exactly what Kimco went through. So, when you look at the quality of their assets, regardless of geographic location, they're anchored by national investment-grade tenants, high quality, high occupancy with significant growth embedded in those assets. As we've seen with the Weingarten transaction, we look at the entire portfolio, have asset strategies on every single asset, and then we look at the growth profile, we look at the risk profile and then outline really a strategy going forward for each asset. We plan to do the exact same thing with RPT's assets and feel very, very comfortable with the asset quality.

Look, going forward, it will become a natural part of our asset management function. We'll continue to look at our portfolio as a combined portfolio, and look to see where it makes the most sense to reinvest proceeds into our strategic markets that we want to continue to add size and scale to.

There's really, I think, a nice opportunity here to combine the portfolios. We don't feel like we're under pressure to move out of any assets just because of the growth profile that's embedded in all those assets. And there is, I think, a lot of dry powder, both private and public capital, for high-quality open-air shopping centers. So, we feel like there is a nice opportunity there to be nimble, be opportunistic, and again, analyze each and every asset and then have a strategy for it going forward.

Operator

Our next question is from the line of RJ Milligan with Raymond James. Please proceed with your question.

RJ Milligan

Good morning, guys. Conor, I was wondering if you could talk about how you guys got comfortable with RPT's outsized exposure to Bed Bath & Beyond?

Conor Flynn

Sure. Happy to. So RJ, as you've seen, they've done a phenomenal job on the leasing side, already navigating the leasing for a number of Bed Bath & Beyond boxes, and they have activity on the remainder. So very similar results to Kimco actually when you look at the spread of what they've executed leases on, as well as the pipeline of opportunities going forward and LOIs they have working on the Bed Bath boxes.

It's really a testament, I think, to the entire shopping center sector right now. If you look at the health and the landlord pricing power, market rents are significantly higher today than when those Bed Bath & Beyond Boxes leases were signed. Soit's a nice combination to step in and get the opportunity to mark those spaces to market, get the SNO pipeline to continue to build and showcase the future growth opportunities.

They've done leases with the exact same tenant roster that we have. When you look at who's super aggressive right now with multiple store openings, it gives a nice backdrop to be able to inherit high-quality assets with leasing opportunities. That's, again, one of the main reasons we're excited about this transaction is because not only have they showcased that there is significant demand with their SNO pipeline, but we feel there's even further opportunities to drive that occupancy levels up to Kimco's level.

Operator

Our next question comes from the line of Ki Bin Kim with Truist Securities. Please proceed with your question.

Ki Bin Kim

Thanks. First on the deal structure, I was curious why all stock? Is there tax reasons that would have come into play if you did a portion of cash? Just because you're sitting on a very healthy cash balance.

Glenn Cohen

I mean, again, it's like a negotiation like anything else, and we felt keeping our balance sheet incredibly strong was important. So, doing a 100% stock transaction, we'll be issuing somewhere around 65million shares, a little over a billion of equity, and that's coupled with replacing about $900 million, $950 million of debt on their side. So it keeps our debt metrics where we want them. We wanted the transaction to both be initially accretive and leverage neutral.

Conor Flynn

And as you've seen, Ki Bin, we do have earmarked some uses for that capital as we acquired Stonebridge just this past week, and so that was a sizable deal. A lot of cash going out the door.

Operator

Thank you. Our next question is from the line of Connor Mitchell with Piper Sandler. Please proceed with your question.

Connor Mitchell

Hey. Good morning. Thanks for taking my question. I guess I was just wondering if you guys could provide an update on the committed capital spend for development, redevelopment for the now combined portfolio for Kimco and RPT.

Conor Flynn

Sure. Happy to, Connor. When you look at the capital, really for RPT right now it's more about leasing. There really is no active large-scale development or redevelopment projects. So, when you look at the Kimco supplemental, you'll see really where our capital is going for redevelopments.

Going forward in the future, we do believe there's a lot of upside and a lot of opportunity to use our platform, specifically on the entitlement front, where we can use our human capital to go and entitle the highest and best use for some of these trophy assets that do have mixed-use potential. But again, that cost is minor in the scale because it's mostly human capital, and then we can identify what's the best time to activate those projects. But right now, what we've done is really focused on the leasing side of the RPT portfolio, and then work to really focus on the entitlement side as you've seen within our own portfolio, we think that the RPT portfolio has very similar attributes and real significant upside for future entitlements.

Operator

Our next question comes from the line of Anthony Powell with Barclays. Please proceed with your question.

Anthony Powell

Hi. Good morning. Maybe a follow-up on that. Can you go into the magnitude of the mixed-use opportunity, both in Miami and elsewhere in the portfolio, in RPT and how important is mixed-use overall as you look to kind of turbocharge your external growth. Seems like it's a more important priority now.

Conor Flynn

Yes, happy to. Really, Mary Brickell Village, I would say is the trophy assets that we see a lot of opportunity for densification in the future. It's similar in a lot of ways to our Pentagon project, where there's millions of square feet of additional density, and so we're going to work on phasing that asset to make sure that we have opportunity to go vertical over time. But there are leases in place, just like there was in our Pentagon asset where we've done two residential towers. There's a lot of coordination and timing effort, and then a lot of entitlements that have to continue to be worked through to really sort of put that asset in a position for future growth.

We do believe that all the opportunities and with all the density that's going up around that asset, there's significant upside that we can harvest in the future. But again, right now, it's all about leasing on the RPT portfolio and really forecasting the future on the entitlement side. Really, probably, we'll be focusing on Mary Brickell Village.

Operator

Our next question is from the line of Linda Tsai with Jefferies. Please proceed with your question.

Linda Tsai

Hi. Can you talk about the similarities and differences between your and RPT's leasing philosophies and what does KIM's leasing platform bring to RPT’s?

Conor Flynn

Sure. Happy to, Linda. I think when you look at the cultures and the focus on leasing, it's very similar with RPT and Kimco. That's why we're so excited about the combination. We are all about leasing, leasing, leasing. It is an opportune time to be a shopping center owner today. Market rent can be used as a negotiating tool to really drive premiums right now, and we continue to think that the combination and putting together an all-star team on the leasing side is going to benefit the shareholder base of both organizations going forward.

The opportunity we think is significant is on the small shop side as well as the anchor side, and that's where we're seeing significant momentum on our platform. We do a lot of different outreach to highlight what we can do for efficiencies of scale as well as the relationships that Kimco has. So, we feel like there's real opportunity to continue to drive both the occupancy side on the anchor and the small shop side.

Again, having a portfolio where you can fulfill tenants’ opening requirements by sitting down and going through markets and seeing where they want to grow, and continuing to be out in front of that and showcasing how much market share we're absorbing from tenants that have open-to-buy in different geographic locations where Kimco is situated should benefit our shareholders going forward.

Operator

Our next question is from the line of Ronald Kamdem with Morgan Stanley. Please proceed with your question.

Ronald Kamdem

Hi. I was just looking at the ABR of RPT at 16 versus Kimco at 20, maybe can you talk about sort of that delta? When you talk about 72% strategic overlap, I'm wondering if that means there could be an even bigger sort of sale portfolio other than the initial that you identified here? Thanks.

Conor Flynn

Yeah. It's a good question because I think it's important to always look at ABR and then look at it next to the mark-to-market opportunities, right? ABR is a snapshot of where the rent is today, and it's just like buying the worst house on the best street, you want to have the opportunity to get that upside and mark that to market. I think when you look at the portfolio that RPT has, it's one of the oldest REITs in the shopping center sector. Some of these assets have leases been in place for decades.

Then when you look at their leasing spreads, that's where we get really excited because they're sector-leading on leasing spreads. That mark-to-market is something that is truly an advantageous way to grow cash flow growth. Because in a lot of ways, these tenants don't want to give up that space when it comes to the lease end. That mark-to-market when a tenants in place and you get that spread when there's no tenant approve (inaudible), no landlord work going into the space. That's Nirvana. That's when you really get the mark-to-market and really get to crystallize that value day one, without any capital going out. That's what we think is really happening here at RPT and we think we can crystallize it further going forward.

So again, the Midwest portfolio is one that we're going to go asset by asset and put together strategic plans for, but the growth embedded in those assets is significant, and there's a lot of high-quality grocery anchored centers that we're going to love to own long term, and then, again, there's going to be some leasing opportunities, I think, to add grocery stores to a lot of these assets as well.

We're in a very fortunate position where we're very comfortable with the transformation that RPT has executed, and now we feel like we're in a great spot to go asset by asset and put together strategies for these assets going forward.

Operator

Our next question is from the line of Juan Sanabria with BMO Capital Markets. Please proceed with your questions.

Juan Sanabria

Hi. Thanks for the time. Just a quick question—actually two parts. Could you talk a little bit about the air rights on the RPT portfolio, how you thought about valuing those? Is that incorporated in the lower rate cap rate that you discussed? The follow-up would just be, when you guys say it's immediately FFO accretive, is that encompassing or including the GAAP mark-to-market on the debt and the leases? Just to clarify that point.

Conor Flynn

Sure. So on the first point, on the air right side of it, that is, again, future value creation. It's not embedded in the valuation on the implied cap rate that's really on the cash flow today. Really, what we're looking at is, again, highlighting our platform opportunity to take our entitlement plan and go through all of their assets and see where there's future densification opportunities, so we can work on entitling for setting those opportunities up in the future. But as of today, as I mentioned, it's all about leasing. Mary Brickell Village, I’d say, is the one where we're going to have heightened focus to really line up future densification opportunities, but those are years into the future. Again, right now, it's all about leasing for us.

Glenn Cohen

Yeah. On the other question, again, it does not include all the GAAP adjustments yet. I mean, they need to still be completed. That's a process that will take several months as we go through similar to what we did with our previous merger with Weingarten. So, it's more cash based.

Operator

Thank you. The next question is a follow-up from the line of Nick Joseph with Citi. Please proceed with your question.

Nicholas Joseph

Thanks. Sorry, just one quick one. Just in terms of the RPT preferreds. Are those redeemed on a change of control?

Glenn Cohen

Did you ask about the bonds?

Conor Flynn

No, the preferreds.

Glenn Cohen

Oh, the preferreds. The preferred is not. The preferred has—there's no immediate call feature in that preferred. At 130% of the reference price, it can be called. So, we'll be replacing the preferred with a similar Kimco preferred that's convertible under the same similar terms as the existing instrument.

Operator

Thank you. At this time this will conclude our question-and-answer session. Thank you for joining us on our call today. You may now disconnect your lines at this time, and we thank you for your participation.

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  RPT Realty (“RPT”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions.  Forward-looking statements, which are based on certain assumptions and describe RPT’s future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “commit,” “anticipate,” “estimate,” “project,” “will,” “target,” “plan”, “forecast” or similar expressions.  Forward-looking statements regarding Kimco Realty Corporation (“Kimco”) and RPT, include, but are not limited to, statements related to the anticipated acquisition of RPT by Kimco and the anticipated timing and benefits thereof and other statements that are not historical facts.  These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which, in some cases, are beyond RPT’s and Kimco’s control and could materially affect actual results, performances or achievements.  Factors which may cause actual results to differ materially from current expectations include, but are not limited to, risks and uncertainties associated with: RPT’s and Kimco’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary RPT shareholder approval and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of RPT and Kimco management from ongoing business operations; failure to realize the expected benefits of the proposed transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the ability to successfully integrate the operations of RPT and Kimco following the closing of the transaction and the risk that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of RPT’s common shares or Kimco’s common stock or on each company’s respective relationships with tenants, employees and third-parties; the ability to attract, retain and motivate key personnel; the possibility that, if Kimco does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Kimco’s common stock could decline; general adverse economic and local real estate conditions; the impact of competition, including the availability of suitable acquisition, disposition, development and redevelopment opportunities; adverse changes in the financial condition of joint venture partner(s) or major tenants, including as a result of bankruptcy, insolvency or a general downturn in their business; the potential impact of e-commerce and other changes in consumer buying practices, and changing trends in the retail industry and perceptions by retailers or shoppers, including safety and convenience; disruptions and increases in operating costs due to inflation and supply chain issues; risks associated with the development of properties; changes in governmental laws and regulations, including, but not limited to changes in data privacy, environmental (including climate change), safety and health laws; impairment charges; criminal cybersecurity attacks disruption, data loss or other security incidents and breaches; impact of natural disasters and weather and climate-related events; pandemics or other health crises, such as COVID-19; financing risks, such as the inability to obtain equity, debt or other sources of financing or refinancing on favorable terms or at all; the level and volatility of interest rates; changes in dividend rates or the ability to pay dividends at current levels; RPT’s and Kimco’s ability to continue to maintain their respective status as a REIT for United States federal income tax purposes and potential risks and uncertainties in connection with their respective UPREIT structure; and the other risks and uncertainties affecting RPT and Kimco, including those described from time to time under the caption “Risk Factors” and elsewhere in RPT’s and Kimco’s Securities and Exchange Commission (“SEC”) filings and reports, including RPT’s Annual Report on Form 10-K for the year ended December 31, 2022, Kimco’s Annual Report on Form 10-K for the year ended December 31, 2022, and future filings and reports by either company.  Moreover, other risks and uncertainties of which RPT or Kimco are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by RPT or Kimco on their respective websites or otherwise.  Neither RPT nor Kimco undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It
In connection with the proposed transaction, Kimco will file with the SEC a registration statement on Form S-4 to register the shares of Kimco common stock to be issued in connection with the proposed transaction.  The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of RPT seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RPT, KIMCO AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from RPT at its website, www.rptrealty.com or from Kimco at its website, www.kimcorealty.com.  Documents filed with the SEC by RPT will be available free of charge by accessing RPT’s website at  www.rptrealty.com under the heading Investors or, alternatively, by directing a request to RPT at invest@rptrealty.com or 19 West 44th Street, Suite 1002, New York, NY 10036, telephone: (212) 221-7139, and documents filed with the SEC by Kimco will be available free of charge by accessing Kimco’s website at kimcorealty.com under the heading Investors or, alternatively, by directing a request to Kimco at ir@kimcorealty.com or 500 North Broadway, Suite 201, Jericho, NY 11753, telephone: (516) 869-9000.
Participants in the Solicitation
RPT and Kimco and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of RPT in respect of the proposed transaction under the rules of the SEC. Information about RPT’s trustees and executive officers is available in RPT’s proxy statement dated March 16, 2023 for its 2023 Annual Meeting of Shareholders. Information about Kimco’s directors and executive officers is available in Kimco’s proxy statement dated March 15, 2023 for its 2023 Annual Meeting of Stockholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RPT or Kimco using the sources indicated above.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.